Contact

www.linkedin.com/in/aeburne (LinkedIn)
www.prepdeck.com (Company)

Top Skills

Interior Design
Leadership
Marketing Strategy

Alexander Eburne

3x Founder. Amazon Innovator of the Year '21. Shark Tank '22.
Los Angeles, California, United States

Experience

Prepdeck
Founder & CEO
February 2018 - Present (4 years 10 months)
Greater Los Angeles Area

Prepdeck is an innovative D2C kitchen brand led by our patented meal-prep system. Prepdeck is the world's only all-in-one system for streamlining meal preparation while promoting mise en place best practices. Prepdeck is loaded with over 45 features and prepping tools that help you prepare, measure, and store ingredients, as well as easily dispose of waste and trimmings. Find calm in the kitchen, with Prepdeck

www.prepdeck.com

EcoSmart Fire
CEO
2011 - 2017 (6 years)
Los Angeles, California

Harbour Outdoor
CEO
2009 - 2011 (2 years)
Los Angeles, California

EcoSmart Fire
Vice President Sales & Marketing
2007 - 2010 (3 years)
Greater Los Angeles Area

Axis Telecomunications
Business Development Manager
2006 - 2007 (1 year)
Sydney, Australia

TGBN Mergers & Acquisitions
Business Acquisition Consultant

2005 - 2006 (1 year)
Sydney, Australia

Zealous Works
Founder
2000 - 2005 (5 years)
Sydney, Australia